Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges (1)
(Dollars in thousands, except for ratios)

	2009	2008	2007	2006	2005

Earnings:
Income before income taxes attributable to Sybase, Inc.	$252,017	$189,689	$173,527	$145,870	$124,186
Add: Fixed charges	48,807	39,544	38,394	37,147	32,761

Total Earnings, as defined	300,824	229,233	211,921	183,017	156,947

Fixed Charges
Interest Expense	38,063	27,366	26,449	25,324	20,951
Amortization of debt expense	2,332	1,609	1,608	1,609	1,364
Estimated interest portion on rental expense	8,412	10,569	10,337	10,214	10,446

Total Fixed Charges	48,807	39,544	38,394	37,147	32,761

Ratio of earnings to fixed charges	6.2	5.8	5.5	4.9	4.8

(1)	As adjusted to reflect the adoption of FASB amendments to existing guidance on convertible debt, noncontrolling interests, earnings per share computations, and other-than-temporary impairment determinations of investments. See Note One — “Summary of Significant Accounting Policies” and Note Eight — “Convertible Notes” in the Notes to the Consolidated Financial Statements, Part II, Item 8.